RVUE HOLDINGS, INC.
100 NE 3rd Avenue, Suite 200
Fort Lauderdale, FL 33301
(954) 525-6464

October 27, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	rVue Holdings, Inc.
Form 10-K for the Year ended January 31, 2010
Filed March 11, 2010

Form 8-K
Filed May 19, 2010, as amended
File No. 333-158117

Dear Mr. Spirgel:

rVue Holdings, Inc. (the “Company”) hereby responds to the Staff’s comment letter dated October 6, 2010 regarding the above-referenced Form 10-K and Form 8-K.  Please note that the Company is simultaneously filing Amendment No. 2 to the Current Report on Form 8-K/A (the “8-K/A Amendment”).

For the Staff's convenience, we have recited the Staff's comments in boldface type and provided the response to each comment immediately thereafter.

Form 8-K filed on May 19, 2010

Item 2.01

1.	Please revise to disclose the complete history of negotiations leading up to the Transaction and the basis of the company's determination not to disclose any of the actions taken until May 19, 2010.

In response to the comment, we respectfully advise the Staff that the only disclosable action in connection with the Transaction that occurred before May 13, 2010 was the filing of the Company's Amended and Restated Articles of Incorporation, which we described in a Current Report on Form 8-K, filed with the Securities and Exchange Commission ("SEC") on April 21, 2010.  That Current Report also reported the stock dividend (further discussed in response to comment #3 below) declared by the Company's Board of Directors.

Larry Spirgel
Assistant Director
Division of Corporation Finance
October 27, 2010

Otherwise, the Company properly disclosed an acquisition of assets from Argo Digital Solutions, Inc., which occurred on May 13, 2010, in the Company's Current Report on Form 8-K, filed with the SEC on May 19, 2010 (the “Current Report”).  As required by the rules and regulations of the SEC, the Current Report was filed within four business days following the date of the acquisition.  In addition to disclosing the information required under Item 2.01 of Form 8-K (Completion of Acquisition or Disposition of Assets) the Company determined that the transaction resulted in a termination of its prior status as a “shell” company, as such term is defined under Rule 12b-2 under the Securities Act of 1934, as amended (the “Exchange Act”), and included Item 5.06 disclosure (Change in Shell Company Status) within the Current Report, commonly referred to as a “Jumbo 8-K.” SEC Release No. 33-8587 requires that a Jumbo 8-K include information required in a Registration Statement on Form 10 promulgated under the Exchange Act.  Accordingly the Current Report included all required audited annual financial statements for the prior two completed fiscal years and the then current unaudited quarterly financial statements reporting the business acquired from Argo Digital Solutions, Inc., namely the business and assets of rVue, Inc.  The acquisition of the business and assets of rVue, Inc. was effected pursuant to an Asset Purchase Agreement, which was executed and closed on May 13, 2010.  The Asset Purchase Agreement is filed as Exhibit 2.1 to the Current Report.

The disclosures required in a Jumbo 8-K do not include a complete history of the negotiations leading up to the Transaction, which might otherwise be required in the context of a merger proxy, or other document triggering the requirements of Regulation M-A, promulgated under the Exchange Act. Because this regulation was not triggered in connection with the Transaction, we did not provide these disclosures in the Current Report or the amendment to the Current Report, filed in connection with this correspondence.

2.
We note your reference to the purposes of the March 29, 2010 amendment to your articles as being "among other things.  Please revise to disclose all changes effected to your articles by the March 29, 2010 amendment.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the following revised disclosure on page 1.

“On March 29, 2010, we filed an Amended and Restated Articles of Incorporation to:

(1) change our name from “Rivulet International, Inc.” to “Rvue Holdings, Inc.” (the “Company”);

(2) designate a resident agent and registered office;

(3) increase the number of authorized shares of capital stock from 75,000,000 shares to 150,000,000 shares, divided into two classes: 140,000,000 shares of common stock, par value $.001 per share (the “Common Stock”), and 10,000,000 shares of “blank check” preferred stock, par value $.001 per share (the “Preferred Stock”);

(4) set the number of directors of the Company at no less than 1;

(5) state the legal purpose of the Company;

(6) provide for the limitation of liability of directors of the Company to the fullest extent permitted by the Nevada Revised Statutes; and

(7) provide for the indemnification of officers and directors of the Company to the fullest extent permissible under the laws of the State of Nevada.”

Larry Spirgel
Assistant Director
Division of Corporation Finance
October 27, 2010

3.
Please revise to clarify the purpose of the particular dividend amount declared (11.25490196078 shares of Common Stock for every one share of Common Stock owned) and the basis for your board's determination of such number.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the following revised disclosure on page 1.

“The purpose of the dividend declared was in order to effectuate a recapitalization of the existing capital structure of the Company.  The Company declared a dividend in order to provide additional shares of common stock outstanding, reflecting the increase in the authorized shares of capital stock of the Company, to reduce the implied value per share attributable to each share of Company common stock outstanding and to increase the number of shares held by our shareholders and public float.  The Company desired our shares be potentially owned by a broader number of shareholders and the increased number of shares outstanding is believed to be a means to permit establishment of a trading market that could be traded within a lower range of share prices increasing affordability and accessibility to institutional and non-institutional investors. The exact ratio of the dividend was also determined in order to permit the Company to offer to private placement investors units of common stock that would be valued at $0.20 per share following the closing of the Argo/rVue acquisition and allocate between Argo and all other holders a number of shares that reflected the valuation attributable to the rVue business acquired.”

4.	Please revise to clarify the purpose of amending your articles to authorize the issuance of 10 million shares of blank check preferred stock.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the following revised disclosure on page 1.

“The Company amended its Articles of Incorporation in order to permit the Board of Directors, without further shareholder approval, to issue from time to time, shares of preferred stock containing such rights and privileges senior to other classes of the Company’s capital stock.  Such authorization of preferred stock is commonly referred to as “blank check” preferred stock and is commonly authorized in order to permit a Board of Directors to issue preferred shares quickly at a time that shareholder approval may not be possible or would be too costly to achieve.  Without such feature, which we believe is routinely adopted by Nevada  corporations, issuance of preferred stock normally requires shareholder approval to amend its Articles of Incorporation under Nevada law.”

5.	Please revise to disclose the name of any placement agent(s) used for the shares of Common Stock issued in the Private Placement.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the following revised disclosure on page 4.

“Placement Agent.  RAMPartners SA (based in Geneva, Switzerland), a European investment bank, assisted the Company as Placement Agent for the sale of 8 units in the Private Placement to foreign investors.  All other units were sold directly by the Company.”

Larry Spirgel
Assistant Director
Division of Corporation Finance
October 26, 2010

6.	We note the reference to bridge loans contained on page one. Please revise to disclose the material terms of such loans, including the identity of the lender, and attach the agreement(s) as exhibits.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the following revised disclosure on page 4.  In addition, we have attached the Form of Bridge Loan Note Purchase Agreement as Exhibit 10.16, the Form of Bridge Loan Secured Promissory Note as Exhibit 10.17 and the Form of Bridge Loan Security Agreement as Exhibit 10.18 to the 8-K/A Amendment.

“Bridge Loans. From March 2, 2010 through April 29, 2010, rVue, Inc., a privately held Delaware corporation, sold an aggregate of $205,000 principal amount of 10% secured promissory notes ("Bridge Notes") in a private placement transaction exempt from registration.  The purchasers of Bridge Notes paid an aggregate gross purchase price of $205,000 for such Bridge Notes.  The Bridge Notes became due upon the earlier of September 2, 2010 or the date of the acquisition of rVue.  The Bridge Notes provided for the exchange of the Bridge Notes into rVue’s next financing at par, plus bonus shares equal to 30% of the note principal plus accrued but unpaid interest (“Bonus Shares”).  For accounting purposes these Bonus Shares are considered additional interest. On May 13, 2010, the Bridge Note Holders converted all of the Bridge Notes into an aggregate of 1,348,730 shares of our Common Stock as part of the closing of the merger on May 13, 2010.

The foregoing description of the Bridge Loans does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Bridge Loan Note Purchase Agreement filed as Exhibit 10.16, the Form of Bridge Loan Secured Promissory Note filed as Exhibit 10.17 and the Form of Bridge Loan Security Agreement filed as Exhibit 10.18, each of which is incorporated herein by reference.”

No additional information is required inasmuch as the loans were made to a private company, and all loans were converted into shares of Common Stock of the Company and are no longer outstanding.  Certain of the prior bridge lenders are disclosed in the revised beneficial ownership table included in the 8-K/A Amendment.

7
We note your reference to 6,250,000 being the public float of the company. Please advise how you calculated this number and supplementally provide a chronological history of all issuances of common stock by the company, including the identities of purchasers, and note all affiliations with current or past shareholders.

In response to the Staff's comment, we have revised our "public float" discussion on page 2 to reflect all issued and outstanding shares of the Company's common stock not held by affiliates of the Company. For purposes of this calculation, we have excluded from the public float all shares held by our directors, executive officers, and those 10% holders known to us.

In response to the Staff's comment, rVue Holdings, Inc. is providing materials responsive to the Staff's request relating to issuances of common stock by the Company under separate cover, on a confidential and supplemental basis, pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to rVue Holdings, Inc. promptly following completion of the Staff's review of these materials. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

8.	Please revise to disclose why Paradox Capital Partners has control over the lock-up agreements noted on page four.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the following revised disclosure on page 5.

Larry Spirgel
Assistant Director
Division of Corporation Finance
October 27, 2010

“Pursuant to the terms proposed by Paradox for Bridge Loans to be made to rVue, rVue agreed that following a subsequent transaction Paradox would have the opportunity to consent to release of lock up agreements and upon closing of the recapitalization such obligations were assumed by the Company.  During the time that rVue was a privately held subsidiary of Argo, an existing shareholder of Argo introduced rVue to an individual who through Paradox,  agreed to advance certain bridge loans to rVue while the companies sought to negotiate an asset purchase agreement with Argo, in order to undertake a recapitalization of rVue’s business and operations.  Argo’s officers and directors negotiated directly with the individual and with other prospective bridge lenders and the acquiring company and through RAMPartners SA obtained indications of interest for longer term financing resulting in the transaction in which rVue was purchased from Argo on May 13, 2010 and for issuance of the private placement securities sold by the Company and converted by the rVue bridge lenders.”

9.
Revise to affirmatively disclose the complete role(s) of all parties and their affiliates associated with the events described in Item 2.01 including, but not limited to Paradox Capital Partners LLC and RAMPartners SA.

See Response to Comments 1, 5 and 8, above.

Description of Our Company. page 5

10.
Discuss the geographic markets initially targeted by the company.  Explain the types and locations of customers solicited by the company. We note how the company generates revenues but it is not clear how and where the company markets its DOOH networks.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the following revised disclosure under the caption “Customers and Market” on page 8.

“A DOOH network is an accumulation of out of home displays.  rVue does not own any DOOH networks, but provides a digital exchange service that connects advertisers with networks, for a fee.  rVue’s customers are the advertisers who advertise on out of home displays.  As an advertising exchange, rVue is a platform that intelligently connects the advertiser to these third-party networks providing an opportunity for displays and messages to be delivered to these screens and billboards.  Since each display device possesses a unique addressable IP (Internet Protocol) address, information can be directed from advertisers, across our platform, to a single screen or a group of screens that are owned by one, or many, networks, and information regarding the frequency, location and timing of displayed advertisements can be fed back across our platform to advertisers.”

11.	Explain in greater detail how the "auction" approach works and how this approach translates into revenues for the company.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the revised disclosure under the caption “Our Transaction Approach” on page 8.

“rVue allows advertisers to select as many or as few of the DOOH screens that are available through rVue when creating media plans and advertising campaigns.  The advertiser may then, through rVue, submit offers to each of those networks and negotiate the final price the advertiser will pay the network for the advertising.  Networks may accept, reject or counter offer.  Once the campaign is agreed to rVue earns a transaction fee of up to 4% of the gross amount of the advertising.  As such, rVue primarily expects that it will generate transaction fees and not fees for services relating to auctions of available displays provided by the networks.”

Larry Spirgel
Assistant Director
Division of Corporation Finance
October 27, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 11

12.
Your "Overview" section explains that you will generate revenues from three sources: "one-time initial site commissioning fees for first-time sites, recurring monthly license fees at a fixed dollar per site for each month a site utilizes the software, and most significantly, from advertizing revenues."  We note for your periods presented you generated revenues from "network and administrative services." Please explain how these revenues relate to your three anticipated revenue sources.

The Form 8-K filed on May 19, 2010 stated that “Levoip will generate revenues from three sources; one-time initial site commissioning fees for first-time sites, recurring monthly license fees at a fixed dollar per site for each month a site utilizes the software, and, most significantly, from advertising revenues wherein we receive 25% of the advertising monies generated by the Levoip network”.  We have filed the 8-K/A Amendment and have included the following revised disclosure on page 7 to indicate more clearly where our sources of revenue are derived from.

“rVue is an advertising exchange that connects advertisers and advertising agencies with digital signage.  We provide an online, internet based advertising exchange that connects advertisers and advertising agencies with third party Digital Out-Of-Home ("DOOH") media or networks, that allows the advertiser to create a targeted advertising campaign and media plan, and negotiate that media plan simultaneously with all the third-party networks selected.  As of October 25, 2010, 97 networks comprising approximately 348,000 screens representing the top 50 Designated Market Area's ("DMA's") were accessible through the rVue exchange, and rVue had relationships with over 90 advertising agencies.  For this service rVue receives a transaction fee of up to 4% of the gross advertising placed through rVue.  As of September 30, 2010, rVue had not generated significant revenues from advertisers utilizing its DOOH platform or technologies.

The Company acquired from rVue additional software, contracts and technology in connection with the May 2010 acquisition.  rVue had licensed certain network operating system technology to Levoip Corporation for installation under a contract between Levoip and Postecom, an affiliate of the Italian Post Office.  Under the terms of the contract, Levoip is required to pay: (1) a one-time initial site commissioning fee for first-time sites; (2) a recurring monthly license fee at a fixed dollar per site for each month a site utilizes the software; and (3) a 25% share of the gross third-party advertising displayed on the sites.  We do not expect to generate significant additional revenues from the Levoip contract inasmuch as we have recently been informed that Levoip has suspended its installation of additional sites.

We also provide content production and technical services to Accenture and Mattress Firm under contractual arrangements.”

Larry Spirgel
Assistant Director
Division of Corporation Finance
October 27, 2010

Risk Factors, page 15

Following the Transaction we will become subject to the reporting requirements…. page 23

13.
This risk factor is not appropriate since the company was prior to the Transaction a reporting company.  In addition, please expand your earlier risk factor dealing with the costs of being a reporting company to discuss the costs and work associated with preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K.

In response to the Staff’s comment, we have deleted that risk factor and have revised the prior risk factor and included the following in the 8-K/A Amendment on page 22:

“As a public company, we incur significant increased costs which may adversely affect our operating results and financial condition.
As a public company, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the Commission of periodic reports and other documents relating to our business, financial condition and other matters, even though compliance with such reporting requirements is economically burdensome.  Historically, neither rVue nor Argo was required to satisfy these reporting requirements and as a result our historical expenses, as reported in this Current Report, will increase in future periods in order to comply with the requirements of being publicly held.  We expect to incur, and continue to incur, significant accounting, legal and other expenses, including the expenses related to management’s annual evaluation report of its internal control over financial reporting to be included in our annual report on Form 10-K, associated with our public company reporting requirements. In addition, we will incur substantial expenses in connection with the preparation of the registration statement and related documents required under the terms of the Private Placement that require us to register the shares of Common Stock included in the Units.”

*           *           *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel
Assistant Director
Division of Corporation Finance
October 27, 2010

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at 954.365.5441.

Sincerely,
rVue Holdings, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc:          Securities and Exchange Commission
John Zitko

rVue Holdings, Inc.
Jason M. Kates, Chief Executive Officer and Director

Akerman Senterfitt
Michael Francis, Esq.